FOR IMMEDIATE RELEASE


E*TRADE Media Contact
Heather Fondo
E*TRADE Group, Inc.
650-331-5774
hfondo@etrade.com


             E*TRADE'S INITIAL EXCHANGE OFFER PERIOD FOR WEB STREET
              SHARES CLOSES WITH MORE THAN 80 PERCENT ACCEPTANCE;
                  E*TRADE ANNOUNCES SUBSEQUENT OFFERING PERIOD

Menlo Park, CA, July 2, 2001 - E*TRADE Group, Inc. (NYSE: ET) announced today the expiration of the initial period of the exchange offer by its wholly-owned subsidiary, Opus Acquisition Corp., for all of the outstanding shares of Web Street, Inc. (Nasdaq: WEBS) common stock at an exchange ratio of 0.1864 share of E*TRADE common stock for each share of common stock of Web Street. The initial period of the offer expired at midnight, New York City time, on Friday, June 29, 2001. All shares validly tendered and not properly withdrawn prior to the expiration have been accepted for exchange and will be exchanged promptly for E*TRADE shares and for cash for fractional shares.

E*TRADE believes that approximately 23,184,640 Web Street shares, or 88% of the total issued and outstanding Web Street shares, were validly tendered and not withdrawn (including shares pursuant to guarantee of delivery) in the initial exchange offer period.

E*TRADE also announced that it has elected to provide a subsequent offering period of 4 business days, effective immediately, during which stockholders of Web Street will continue to have the opportunity to tender their Web Street shares at the exchange ratio of 0.1864 share of E*TRADE common stock for each share of common stock of Web Street. The subsequent offering period will expire at midnight, New York City time, on Friday July 6, 2001. As a consequence of the subsequent offering period, holders of Web Street common stock may tender shares until midnight, New York City time, on Friday, July 6, 2001. Web Street shares tendered in the subsequent offering period will be immediately accepted and will be exchanged promptly for E*TRADE shares and for cash for fractional shares. Web Street stockholders that tender their shares in the subsequent offering period will not have the right to withdraw tendered shares.

Web Street stockholders are urged to read the prospectus and the solicitation/ recommendation statement relating to the offer and the merger. These documents contain important information. Web Street stockholders can obtain these documents, as well as the E*TRADE documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://sec.gov. These documents are also available from E*TRADE without charge upon request to its information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, banks and brokers call collect:
(212) 750-5833, all others call toll free: (888) 750-5834.

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About E*TRADE
-------------

E*TRADE is a global leader in online personal financial services, offering value-added investing, banking and research features, premium customer service and a redundant, proprietary Stateless Architecture(R) infrastructure. In addition to the U.S., E*TRADE presently serves customers in Australia, Canada, Denmark, Hong Kong, Israel, Korea, Japan, Norway, South Africa, Sweden, and the U.K. through branded web sites. E*TRADE Securities, Incorporated (Member NASD/SIPC), and its parent company, E*TRADE Group, Inc., have offices in Northern California, New York City and in other major business centers in the U.S. and worldwide.


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Important Notice
----------------

E*TRADE, the E*TRADE logo and Stateless Architecture are registered trademarks of E*TRADE Securities, Inc. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the Web Street stockholders to approve the merger, if that approval is necessary, the risk that the Web Street business will not be integrated successfully and unanticipated costs of such integration, changes in market activity, anticipated increases in the rate of new customer acquisition, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by E*TRADE with the SEC relating to this transaction. Further information about these risks and uncertainties can be found in E*TRADE's Form 10K and Forms 10Q filed with the SEC. System response and account access time may vary due to market conditions, trading volume, system performance and other factors.